October 3, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated September 5, 2012

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its response to the Staff comments made by letter dated September 5, 2012, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, its Form 10-Q for the Quarterly Period Ended June 30, 2012 and its Form 8-K Dated August 8, 2012 (File No. 001-35006). The Company’s response is preceded by a reproduction of the Staff comment contained in the September 5, 2012 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1 Business

Development of Our Drug Products, page 8

1. We note your disclosure on page 10 concerning RIT’s assumption of certain license and sublicense agreements with third parties relating to ZEVALIN intellectual property. Based on your disclosure concerning ZEVALIN’s importance to your business it appears that such agreements are material and should be filed as exhibits, pursuant to Item 601(b)(10) of Regulation S-K. In addition, please provide us with proposed revised disclosure that discloses the material terms of these agreements, including their term and termination provisions, as well as the aggregate milestone payments and a range of royalties, e.g. “high single-digits,” “teens,” “twenties,” etc.). Please promptly file the exhibits and provide us with proposed revised disclosure that includes the information cited above.

Securities and Exchange Commission

October 3, 2012

Response 1:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered Item 601(b)(10) of Regulation S-K, and will file RIT’s assumed license and sublicense agreements with third parties relating to ZEVALIN intellectual property with its Form 10-Q for the period ended September 30, 2012; provided, however, that the Company may request confidential treatment of certain terms thereof. Additionally, the Company also confirms that it will revise its disclosure in future reporting periods to include the material terms of such agreements as set forth below:

Pursuant to the transfer of the ZEVALIN assets from CTI to RIT in December 2008, RIT assumed certain agreements with various third parties related to ZEVALIN intellectual property. These currently effective agreements relate to the manufacture, use and sale of ZEVALIN in the United States and include (i) a license from Biogen, (ii) a license-back to Biogen for limited uses including fulfillment of a supply obligation to CTI, (iii) a sublicense from Biogen to certain ZEVALIN patents held by Genentech, Inc., (iv) a sublicense from Biogen to certain ZEVALIN patents held by GlaxoSmithKline and Glaxo Group Limited, and (v) a sublicense from Biogen to certain ZEVALIN patents held by Corixa Corporation, Coulter Pharmaceutical, Inc., The Regents of the University of Michigan and GlaxoSmithKline.

In accordance with the terms of such agreements, RIT is required to meet specified payment obligations including a commercial milestone payment to Corixa Corporation of $5,000,000 based on ZEVALIN sales in the United States, which has not been met, as well as U.S. net sales-based royalties of low to mid-single digits to Genentech, Inc. and mid-single digits to Corixa Corporation. Such agreements generally continue until the last to expire of the licensed patents unless earlier terminated in accordance with the terms of the agreement for bankruptcy or material breaches that remain uncured. The patents that are subject to the agreements expire between 2014 and 2018.

2. To the extent applicable for each agreement, please provide us with proposed revised disclosure that discloses the aggregate milestone payments, a range of royalties (e.g. “high single-digits,” “teens,” “twenties,” etc.), the term and termination provisions for each of the following agreements:

•	Asset Purchase Agreement between CTI and Biogen, as assumed by RIT concerning ZEVALIN;

•	Supply Agreement between Biogen and CTI concerning ZEVALIN;

•	License and Asset Purchase Agreement with Bayer Pharma AG concerning ZEVALIN;

•	Amended and Restated License Agreement with Merck & Cie AG concerning FUSILEV;

•	License, Development Supply and Distribution Agreement with Allergan concerning apaziquone;

•	License Agreement with Nippon Kayaku concerning apaziquone; and

•	License and Collaboration Agreement with TopoTarget concerning belinostat.

Response 2:

In response to the Staff comment, the Company supplementally provides the following revised disclosures regarding the above-referenced agreements. The Company undertakes to include such disclosures in its next periodic report and future filings to the extent required.

(1) Asset Purchase Agreement between CTI and Biogen, as assumed by RIT concerning ZEVALIN.

Securities and Exchange Commission

October 3, 2012

In connection with the joint venture arrangement with CTI, we entered into an amendment to the original asset purchase agreement between CTI and Biogen, referred to as the CTI/Biogen Agreement, modifying future milestone payments. Pursuant to the terms of the agreement, as amended, (i) upon the achievement of the specified FDA approval milestone, which was achieved in 2009, RIT (as successor to CTI) paid Biogen an additional amount of $5.5 million, (ii) RIT may be required to make an additional $10.0 million milestone payment upon the achievement of an additional FDA approval milestone, and (iii) RIT is required to make yearly royalty payments determined as a mid-single to mid-teen digits percentage of yearly net sales for the preceding year, increasing with the passage of time, with specific rates subject to confidential treatment pursuant to an order by the SEC. The agreement has an indefinite term and is no longer subject to termination; provided, however, that the royalty obligations automatically terminate upon the latest to occur of expiration of the subject patents, the sale by a third party of a biosimilar product in the U.S. or December 31, 2015. CTI’s rights and obligations, including its payment obligations to Biogen, including royalties on net sales of ZEVALIN and an additional regulatory milestone payment, under both the CTI/Biogen Agreement and the amendment were assigned to and assumed by RIT in connection with the closing of the joint venture transaction.

(2) Supply Agreement between Biogen and CTI concerning ZEVALIN.

In connection with the joint venture arrangement with CTI, we entered into an amendment to the original supply agreement between Biogen and CTI, referred to as the CTI/Biogen Supply Agreement, modifying certain of the pricing and manufacturing technology transfer terms contained in the CTI/Biogen Supply Agreement and also providing that the term of the agreement may be shortened in some instances in the event of a mid-term manufacturing technology transfer. Pursuant to the terms of this agreement, as amended, we are required to purchase from Biogen certain kits to make single doses as part of one treatment to a patient, of either (i) Indium-111 Ibritumomab Tiuxetan (In-111 ZEVALIN) or (ii) Yttrium-90 Ibritumomab Tiuxetan (Y-90 ZEVALIN) or packages containing one dose of each for sale to end-users in the U.S. at a “cost plus” manufacturing price, with specific rates subject to confidential treatment pursuant to an order by the SEC. There are no milestone or royalty payments required pursuant to this agreement. The term of the agreement is until a manufacturing technology transfer occurs. Either party may generally terminate this agreement due to a bankruptcy of the other party or due to such other party’s material noncompliance with the agreement or certain other related agreements. CTI’s rights and obligations, including its payment obligations to Biogen, under both the CTI/Biogen Supply Agreement and the amendment were assigned to and assumed by RIT in connection with the closing of the joint venture transaction.

(3) License and Asset Purchase Agreement with Bayer Pharma AG concerning ZEVALIN.

On April 1, 2012, through a subsidiary, Spectrum Pharmaceuticals Cayman, L.P., we completed the acquisition of licensing rights to market ZEVALIN outside of the U.S., referred to as the ZEVALIN Ex-US Rights, from Bayer Pharma AG, or Bayer. Pursuant to the terms of the agreement, Spectrum acquired all rights including marketing, selling, intellectual property and access to existing inventory of ZEVALIN from Bayer. We currently market ZEVALIN in the U.S. and this agreement expands our commercial efforts to the rest of the world. ZEVALIN is currently approved in more than 40 countries outside the U.S. for the treatment of B-cell non-Hodgkin lymphoma, including countries in Europe, Latin America and Asia. In consideration for the rights granted under the Agreement, concurrent with the closing, Spectrum paid Bayer a one-time fee of Euro 19 million or US $25.4 million and will pay Bayer royalties based on a mid-teen digits percentage of net sales of the licensed products in all territories worldwide except the U.S., with specific rates subject to confidential treatment pursuant to an order by the SEC. Under the agreement, we also acquired access to existing inventory of ZEVALIN and concurrent with the closing, entered into certain ancillary agreements including but not limited to a transition services agreement to transition the business. The term of this agreement is also subject to an order granting confidential treatment. This agreement may be terminated in the event of a material default, which is defined to include: (i) our failure to timely pay royalty payments under this agreement or payments under certain related agreements; (ii) our insolvency; and (iii) our breach and the resulting termination of an Amended and Restated License Agreement between Biogen and Bayer, dated as of January 16, 2012.

Securities and Exchange Commission

October 3, 2012

(4) Amended and Restated License Agreement with Merck & Cie AG concerning FUSILEV.

In May 2006, we amended and restated a license agreement with Merck & Cie AG, a Swiss corporation, which we assumed in connection with the acquisition of the assets of Targent. Pursuant to the license agreement with Merck & Cie, we obtained the exclusive license to use regulatory filings related to FUSILEV and a non-exclusive license under certain patents and know-how related to FUSILEV to develop, make, and have made, use, sell and have sold FUSILEV in the field of oncology in North America. In addition, we have the right of first opportunity to negotiate an exclusive license to manufacture, have manufactured, use and sell FUSILEV products outside the field of oncology in North America. Also, under the terms of the license agreement, we paid Merck & Cie $100,000 for the achievement of FDA approval of FUSILEV. Merck & Cie is also eligible to receive a payment upon achievement of another regulatory milestone, in addition to royalties in the mid-single digits based on a percentage of net sales, with specific amounts and rates subject to confidential treatment pursuant to an order by the SEC. The term of the license agreement is determined on a product-by-product and country-by-country basis until royalties are no longer owed under the license agreement. The license agreement expires in its entirety after the date that we no longer owe any royalties to Merck & Cie. We have the unilateral right to terminate the license agreement, in its entirety or on a product-by-product or country-by-country basis, at any time for any reason and either party may terminate the license agreement due to material breach of the terms of the license agreement by or insolvency of the other party.

(5) License, Development, Supply and Distribution Agreement with Allergan concerning apaziquone.

In October 2008, we entered into a license, development, supply and distribution agreement with Allergan pursuant to which we and Allergan agreed to collaboration for the development and commercialization of a formulation of apaziquone suitable for use in treating cancer or precancerous conditions via instillation. The agreement with Allergan also provides that Allergan has the exclusive right to make, develop and commercialize apaziquone for the treatment of bladder cancer, or pre-bladder cancer conditions worldwide except for Asia (as is defined in the agreement). We also entered into a co-promotion agreement with Allergan providing for the joint commercialization of apaziquone in the U.S., whereby we and Allergan will share equally all profits and commercialization expenses.

Securities and Exchange Commission

October 3, 2012

Pursuant to the terms of the agreement, Allergan paid us an up-front non-refundable $41.5 million at closing and is obligated to make additional payments based on the achievement of certain development, regulatory and commercialization milestones. Under the terms of the agreement, we are entitled to payment of $57.5 million and $245 million upon achievement of certain regulatory and commercialization milestones, respectively, of which $1.5 million has been achieved following completion of enrollment in clinical trials, per the terms of the license, development, supply and distribution agreement. Also, Allergan has agreed to pay us tiered royalties starting in the mid-teens based on a percentage of net sales of apaziquone outside of the U.S. and Asia, which specific rates are subject to confidential treatment pursuant to an order by the SEC. The agreement will continue until terminated as follows: if that certain co-promotion agreement with Allergan has been terminated, the agreement will continue until the expiration of the last royalty payment period in the last country in the royalty territory (as defined in the agreement) with certain provisions surviving. Allergan may terminate the agreement at its election upon six months notice to Spectrum. Additionally, Allergan may terminate the agreement for an uncured material breach by Spectrum if the uncured material breach results in a material adverse impact on Allergan such that termination is the only reasonable remedy.

Our license, development, supply and distribution agreement with Allergan provides for payments to us upon the achievement of development milestones, such as the completion of clinical trials or regulatory submissions, approvals by health authorities, and commercial launches of drug candidates. Given the challenges inherent in developing and obtaining approval for drug products and in achieving commercial launches, there was substantial uncertainty whether any such milestones would be achieved at the time of execution of such license, development, supply and distribution. In addition, we continue to evaluate whether the development milestones meet the remaining criteria to be considered substantive. As a result of our analysis, we consider our development milestones under the Allergan license, development, supply and distribution to be substantive and, accordingly, we expect to recognize as revenue future payments received from such milestones only if and as each milestone is achieved.

(6) License Agreement with Nippon Kayaku concerning apaziquone.

In November 2009, we entered into a collaboration agreement with the Nippon Kayaku Co., LTD. for the development and commercialization of apaziquone in Asia, except North and South Korea (the “Nippon Kayaku Territory”). In addition, Nippon Kayaku received exclusive rights to apaziquone for the treatment of NMIBC in Asia (other than North and South Korea), including Japan and China. Nippon Kayaku will conduct apaziquone clinical trials in the Nippon Kayaku Territory pursuant to a development plan. Further, Nippon Kayaku will be responsible for all expenses relating to the development and commercialization of apaziquone in the Nippon Kayaku Territory.

Pursuant to the terms of this agreement, Nippon Kayaku paid Spectrum an upfront fee of $15 million and is obligated to make additional payments based on the achievement of certain development, regulatory and commercialization milestones. Under the terms of the agreement, we are entitled to payment of $10 million and $126 million upon achievement of certain regulatory and commercialization milestones, respectively. Also, Nippon Kayaku has agreed to pay Spectrum royalties based on a percentage of net sales of the subject products in the defined territory in the mid-teen digits, which specific royalty rates are subject to confidential treatment pursuant to an order by the SEC. The agreement will remain in effect, on a country-by-country basis, until the expiration of the obligation of Nippon Kayaku to pay royalties on sales of the subject products in such country. Nippon Kayaku may terminate the agreement at its election upon nine months notice to Spectrum. Additionally, either party may terminate the agreement for an uncured material breach by the other party.

Securities and Exchange Commission

October 3, 2012

Our license agreement with Nippon Kayaku provides for payments to us upon the achievement of development milestones, such as the completion of clinical trials or regulatory submissions, approvals by health authorities, and commercial launches of drug candidates. Given the challenges inherent in developing and obtaining approval for drug products and in achieving commercial launches, there was substantial uncertainty whether any such milestones would be achieved at the time of execution of such license agreement. In addition, we continue to evaluate whether the development milestones, none of which have been achieved to date, meet the remaining criteria to be considered substantive. As a result of our analysis, we consider our development milestones under the Nippon Kayaku license agreement to be substantive and, accordingly, we expect to recognize as revenue future payments received from such milestones only if and as each milestone is achieved.

(7) License and Collaboration Agreement with TopoTarget concerning belinostat.

In February 2010, we entered into a licensing and collaboration agreement with TopoTarget, for the development and commercialization of belinostat, pursuant to which we agreed to collaboration for the development and commercialization of belinostat. The agreement provides that we have the exclusive right to make, develop and commercialize belinostat in North America and India, with an option for China. The agreement also grants TopoTarget a co-promote option if and only if we do not maintain a minimum number (subject to adjustment for certain events outside of our control) of field personnel (as defined in the agreement) for a certain number of years post-approval of the PTCL indication.

Under the terms of the agreement, all development, including studies, will be conducted under a joint development plan and in accordance with a mutually agreed upon target product profile provided that we have final decision-making authority for all developmental activities in North America and India (and China upon exercise of the option for China) and TopoTarget has final decision-making authority for all developmental activities in all other jurisdictions. We have agreed to assume all responsibility for and future costs of the ongoing registrational PTCL trial while TopoTarget will assume all responsibility for and future costs of the ongoing Phase 2 CUP trial. We and TopoTarget will conduct future planned clinical trials pursuant to the joint development plan, of which we will fund 70% of the development costs and TopoTarget will fund 30% of the development costs. We and TopoTarget will each pay 50% of the costs for chemical, pharmaceutical and other process development related to the manufacturing of the product that are incurred with a mutually agreed upon budget in the joint development plan. TopoTarget is responsible for supplying us with both clinical and commercial product.

Securities and Exchange Commission

October 3, 2012

Pursuant to the terms of this agreement, Spectrum paid TopoTarget an upfront fee of $30 million. In addition, on the successful achievement of certain development, regulatory and sales milestones, none of which have been achieved to date, Spectrum is obligated to issue one million (1,000,000) shares of its common stock (subject to certain resale conditions) and pay TopoTarget up to $320 million. Also, Spectrum will pay TopoTarget royalties in the mid-teen digits based on net sales of the subject product in the defined territory, which specific royalty rates are subject to confidential treatment pursuant to an order by the SEC. None of such royalties have been earned or paid since inception of the agreement.

The agreement will continue until the expiration of the last royalty payment period in the last country in the defined territory with certain provisions surviving, unless earlier terminated in accordance with its terms. Spectrum may terminate the agreement at its election upon one hundred eighty (180) days notice to TopoTarget. Generally, Spectrum may also terminate immediately upon a prohibition on the use of the subject product or clinical hold by the FDA. TopoTarget may also terminate immediately in the event of a challenge (without TopoTarget’s consent) by Spectrum of the patents that cover the product. Either party may terminate the agreement upon a bankruptcy by the other party, or in the event of an uncured material breach by the other party.

Customers, page 18

3. We note that you have not identified your two customers who each represent greater than 10% of your consolidated revenues. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide us with proposed revised disclosure that identifies these customers.

Response 3:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered Item 101(c)(vii) of Regulation S-K, and will revise its disclosure to identify these customers in future reporting periods as follows:

Customers

Our product sales are concentrated in a limited number of customers. Sales to Oncology Supply for the years ended December 31, 2011, 2010 and 2009 were 57.0%, 45.7% and 27.1%, respectively, of our total consolidated gross product sales. Sales to McKesson Specialty Care Distribution Joint Venture LP (“McKesson”) for the year ended December 31, 2011 were 19.1% of our total consolidated gross product sales. No other single customer generated over 10% of our consolidated gross product sales during the prior three fiscal years.

We are exposed to risks associated with extending credit to our customers related to the sale of products. We do not require collateral or other security to support credit sales, however, we maintain reserves for potential bad debt and to date, and credit losses have been within management’s expectations. Oncology Supply owed us 26.8% and 56.1% of net receivables as of December 31, 2011 and 2010, respectively. McKesson owed us 54.1% of net receivables as of December 31, 2011. No other single customer owed us more than 10% of net receivables during the prior two fiscal years and all sales were to customers in the U.S.

Securities and Exchange Commission

October 3, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Variable Interest Entity, page F-7

4. You state that you consolidate your 50% owned Canadian affiliate, Spectrum Pharma Canada in your financial statements as though it is a wholly-owned subsidiary. Please tell us why you did not provide the disclosure required by ASC 810-10-50-1A for any noncontrolling interest.

Response 4:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it is familiar with and considered the disclosure requirements required by ASC 810-10-50-1A in the preparation of its consolidated financial statements.

Spectrum Pharma Canada (“Spectrum Canada”) provides clinical management services to the Company. Spectrum Canada has no product revenues, has four employees, and all operations are funded by the Company. As of June 30, 2012, Spectrum Canada’s assets, as consolidated by the Company, were $52,000, which was approximately 0.03% of the Company’s total consolidated assets, and for the three months ended June 30, 2012 the net loss attributable to the non-controlling interest was less than 1% of consolidated earnings. Based on the analysis of materiality of the consolidated entity and relevant disclosures, the Company did not consider the non-controlling interest and associated disclosure requirements to be material to the consolidated financial statements. The Company expects these amounts relative to its consolidated financial statements to decrease further in future periods with the growth of the Company. The Company will consider adding language to its future disclosures to this effect, and will continue to evaluate the materiality of potential future revenues and earnings to the income statement for future reporting periods and to the extent material, will disclose to the reader the noncontrolling interest in accordance with the requirements of ASC 810-10-50-1A.

Form 8-K dated August 8, 2012

Exhibit 99.1

5. Your press release presents non-GAAP adjustments on the face of your GAAP condensed consolidated statements of income which result in a non-GAAP statement of income. Also, your disclosure of non-GAAP EPS at the beginning of the press release appears to give greater prominence than GAAP EPS. Please provide us proposed revised disclosures to be included in future filings that remove any non-GAAP financial statements and includes disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Securities and Exchange Commission

October 3, 2012

Response 5:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in conformance with Item 10(e)(1)(i) of Regulation S-K, in future filings, the Company will provide a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”); a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated; a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measures.

The Company proposes to include the following revised disclosures in future filings:

Non-GAAP Financial Measures

In this press release, Spectrum reports certain historical and expected non-GAAP results. Non-GAAP financial measures are reconciled to the most directly comparable GAAP financial measure in the tables of this press release and the accompanying footnotes. The non-GAAP financial measures contained herein are a supplement to the corresponding financial measures prepared in accordance with generally accepted accounting principles (“GAAP”). The non-GAAP financial measures presented exclude the items summarized in the below table. Management believes that adjustments for these items assist investors in making comparisons of period-to-period operating results and that these items are not indicative of the Company’s on-going core operating performance.

Management uses non-GAAP net income (loss) in its evaluation of the Company’s core after-tax results of operations and trends between fiscal periods and believes that these measures are important components of its internal performance measurement process. Management believes that providing these non-GAAP financial measures allows investors to view the Company’s financial results in the way that management views the financial results.

The non-GAAP financial measures presented herein have certain limitations in that they do not reflect all of the costs associated with the operations of the Company’s business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP financial measures presented by the Company may be different from the non-GAAP financial measures used by other companies.

Securities and Exchange Commission

October 3, 2012

The following table will include only line items for which non-GAAP adjustments will apply.

	Three months ended September 30,				Nine months ended September 30,
	2012		2011		2012		2011
GAAP cost of sales	$	x	$	x	$	x	$	x
Non-GAAP adjustments to cost of sales (to be itemized in detail):		x		x		x		x

Total adjustments to cost of sales		x		x		x		x

Non-GAAP cost of sales	$	x	$	x	$	x	$	x

GAAP research and development expenses	$	x	$	x	$	x	$	x
Non-GAAP adjustments to research and development expenses (to be itemized in detail):		x		x		x		x

Total adjustments to research and development expenses		x		x		x		x

Non-GAAP research and development expenses	$	x	$	x	$	x	$	x

GAAP selling, general and administrative expenses	$	x	$	x		x	$	x
Non-GAAP adjustments to selling, general and administrative expenses (to be itemized in detail):		x		x		x		x

Total adjustments to selling, general and administrative expenses		x		x		x		x

Non-GAAP selling, general and administrative expenses	$	x	$	x	$	x	$	x

GAAP operating expenses	$	x	$	x	$	x	$	x
Non-GAAP adjustments to operating expenses (to be itemized in detail):

Total adjustments to operating expenses		x		x		x		x

Non-GAAP operating expenses	$	x	$	x		x	$	x

GAAP operating income	$	x	$	x	$	x	$	x
Non-GAAP adjustments to operating expenses (to be itemized in detail):		x		x		x		x

Non-GAAP operating income	$	x	$	x	$	x	$	x

GAAP income before income taxes	$	x	$	x	$	x	$	x
Non-GAAP adjustments to income before income taxes (to be itemized in detail):

Total adjustments to income before income taxes		x		x		x		x

Non-GAAP income before income taxes	$	x	$	x	$	x	$	x

GAAP provision for income taxes	$	x	$	x	$	x	$	x
Non-GAAP adjustments to provision for income taxes (to be itemized in detail):

Total adjustments to provision for income taxes		x		x		x		x

Non-GAAP provision for income taxes	$	x	$	x	$	x	$	x

GAAP net income	$	x	$	x	$	x	$	x
Non-GAAP adjustments to income before income taxes, net of the tax effect of the above adjustments		x		x		x		x

Non-GAAP net income	$	x	$	x	$	x	$	x

Three months ended
	September 30, 2012				September 30, 2011
	GAAP		Non- GAAP		GAAP		Non- GAAP
Net income per share:
Basic		x		x		x		x
Diluted		x		x		x		x
Weighted average shares outstanding
Basic		x		x		x		x
Diluted		x		x		x		x

Securities and Exchange Commission

October 3, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

(unaudited) 2. Licensing Rights of ZEVALIN outside the U.S.,

6. Please provide us a summary of the analysis you performed for your acquisition of the licensing rights to market ZEVALIN outside the U.S. that supports your conclusion the inputs and/or processes acquired qualify as a business.

Response 6:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered and evaluated the requirements of ASC 805-10-55-4 in determining that the acquisition of the licensing rights to market ZEVALIN outside the U.S. qualified as a business combination. Specifically, the Company considered whether the acquisition of the licensing rights to market ZEVALIN outside the U.S. consisted of: (1) inputs, (2) processes applied to those inputs and (3) outputs that are capable of being used to generate revenues.

On January 23, 2012, Spectrum entered into an agreement (the “Purchase Agreement” or “Transaction”) with Bayer Pharma AG (“Bayer”) to license and purchase certain assets as it relates to the drug ZEVALIN in all territories outside of the United States (the “Territories”). At the time of the acquisition, ZEVALIN was being marketed and sold by Bayer outside the United States.

The Company considered whether the transaction qualified as a business combination under ASC 805 by examining it inputs, processes, and outputs as follows:

Inputs

The Purchase Agreement called for Spectrum to acquire certain assets and license ZEVALIN in certain Territories. Spectrum noted key items such as: the right and interest to the existing inventory; exclusive royalty bearing right and license agreement covering commercialization and development activities of ZEVALIN; the exclusive, royalty bearing right and license agreement to use the ZEVALIN trademarks; transfer of regulatory approvals, communications data, and manufacturing, stability and release testing documentation; right to grant sublicenses or subcontract with third parties; and the transfer of Marketing Authorizations in the various jurisdictions within the Territories.

Processes

Spectrum entered into a Transition Services Agreement with Bayer that outlined the shifting of regulatory, manufacturing and quality responsibilities to Spectrum. Bayer was also required to leverage their existing sales force for the continued commercialization of ZEVALIN. Spectrum bore all costs associated with maintaining and continuing all Regulatory Approvals in the Territories.

Securities and Exchange Commission

October 3, 2012

Subsequent to acquisition, Spectrum is ultimately responsible for the manufacturing, receipt, incoming inspection, storage and handling of raw materials and the manufacturing, processing, purification, packaging, labeling, warehousing, quality control testing (including in-process release and stability testing), shipping and release of ZEVALIN.

Bayer also agreed to continue to provide access to its world-wide operational structure and organized workforce throughout the Territories. This access allowed Spectrum to continue accounting and reporting, medical affairs, supply chain and inventory management, logistics, order and return processing and various sales and marketing activities in the various Territories.

Outputs

Based on the previously mentioned inputs and processes, Spectrum acquired the ZEVALIN product from Bayer allowing Spectrum to control and be responsible for pricing, manufacturing, distribution and promotion of ZEVALIN. The Company therefore determined that the existence of outputs resulted in a conclusion that a business had been acquired.

The Company determined based on the above that the purchase of assets and license of ZEVALIN qualified as an acquisition of a business after review of inputs, processes and outputs pursuant to ASC 805.

7. If the acquisition of licensing rights of ZEVALIN qualifies as a business please tell us the consideration given to providing pro forma disclosures required by ASC 805-10-50-2(h). Provide us proposed disclosure to be included in future periodic filings that complies with the above disclosure requirements, if applicable.

Response 7:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered ASC 805-10-50-2(h) disclosure.

The Company considered the disclosure requirements and materiality of the acquisition to its consolidated financial statements. The Company evaluated the materiality of the acquisition, both in terms of revenue and earnings amounts recorded in the quarter ended June 30, 2012, and based on the information obtained from the seller, which was also used in calculating significance. The Company determined that the transaction represented approximately 5% of revenues, and less than 1% of earnings for the three months ended June 30, 2012, and represented less than 3% of revenues and less than 1% of earnings for the six months ended June 30, 2012. Based on the Company’s analysis, the Company determined that the acquisition was not a material business combination.

The Company considered the Staff’s comment and will make the following disclosure in future filings:

“We do not consider the acquisition of the licensing rights to market ZEVALIN outside the U.S. to be a material business combination and, therefore, have not disclosed the pro forma results of operations as required for material business combinations.”

Securities and Exchange Commission

October 3, 2012

The Company will also continue to evaluate the materiality of the results of the revenues and earnings to the Company’s consolidated income statement for future reporting periods and to the extent material, will disclose the amounts in future reporting periods.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 205.

Sincerely,

/s/ Brett L. Scott
Brett L. Scott
Senior Vice President and Acting Chief Financial Officer